EXHIBIT 21

SUBSIDIARIES OF C&D TECHNOLOGIES, INC.

1.	C&D Charter Holdings, Inc., incorporated under the laws of the State of Delaware

2.	C&D Energy Storage, LLC, Delaware Limited Liability Company

3.	C&D International Investment Holdings, Inc., incorporated under the laws of the State of Delaware

4.	C&D Holdings, Ltd., organized under the laws of the United Kingdom

5.	C&D Components Hong Kong, Ltd., organized under the laws of Hong Kong, China

6.	C&D Technologies (UK) Ltd., organized under the laws of the United Kingdom

7.	C&D Technologies (HK) Ltd., organized under the laws of Hong Kong, China

8.	C&D Technologies (Italia), S.r.l., organized under the laws of Italy

9.	Shanghai C&D Battery Company, Ltd., joint venture organized under the laws of China

10.	C&D Technologies Reynosa, S. de R.L. de C.V. organized under the laws of Tamaulipas, Mexico

11.	C&D Tech (Singapore) Pte. Ltd, organized under the laws of Singapore